Exhibit 99.2

CALEDONIA MINING CORPORATION PLC	MAY 14, 2019

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is for the quarter ended March 31, 2019 (“Q1 2019” or the “Quarter”). It should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements of Caledonia for the Quarter (“the Unaudited Condensed Consolidated Interim Financial Statements”) which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com. The Unaudited Condensed Consolidated Interim Financial Statements and related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. In this MD&A, the terms “Caledonia”, the “Company”, the “Group”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation Plc and its subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are to US Dollars, unless otherwise stated. Amounts are expressed in thousands of US Dollars, unless otherwise stated or the context requires otherwise.

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TABLE OF CONTENTS

1.	Overview

2.	Highlights

3.	Summary Financial Results

4.	Operations at the Blanket Gold Mine, Zimbabwe

4.1.	Safety, Health and Environment

4.2.	Social Investment and Contribution to the Zimbabwean Economy

4.3.	Gold Production

4.4.	Underground

4.5.	Metallurgical Plant

4.6.	Production Costs

4.7.	Capital Projects

4.8.	Indigenisation

4.9.	Zimbabwe Monetary Conditions

4.10.	Opportunities and Outlook

5.	Exploration and Project Development

5.1.	Blanket Exploration

5.2.	Blanket Satellite Prospects

6.	Investing

7.	Financing

8.	Liquidity and Capital Resources

9.	Off-Balance Sheet Arrangements, Contractual Commitments and Contingencies

10.	Non-IFRS Measures

11.	Related Party Transactions

12.	Critical Accounting Estimates

13.	Financial Instruments

14.	Dividend Policy

15.	Management and Board

16.	Securities Outstanding

17.	Risk Analysis

18.	Forward-Looking Statements

19.	Controls

20.	Qualified Person

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1. OVERVIEW

Caledonia is an exploration, development and mining corporation focused on Zimbabwe. Following the implementation of indigenisation at the Blanket Mine (“Blanket” or the “Blanket Mine”) in September 2012, Caledonia’s primary asset is a 49% legal ownership in Blanket, an operating gold mine in Zimbabwe. Pursuant to the signing of an agreement announced on November 6, 2018, Caledonia intends to purchase a further 15% of Blanket from one of Blanket’s indigenous shareholders. The transaction, which is discussed further in section 4.8, remains subject to, amongst other things, approvals from various Zimbabwean regulatory authorities. Caledonia continues to consolidate Blanket, as explained in note 5 to the Unaudited Condensed Consolidated Interim Financial Statements; accordingly, operational and financial information set out in this MD&A is on a 100% basis, unless otherwise specified. Caledonia’s shares are listed on the NYSE American stock exchange (symbol - “CMCL”) and on the Toronto Stock Exchange (symbol - “CAL”). Depositary interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol - “CMCL”).

2. HIGHLIGHTS

	Q1 2018	Q1 2019	Comment
Gold produced (oz)	12,924	11,948	Lower gold production was mainly due to lower grade, which was in-line with the mine plan. The grade dilution which was experienced in previous quarters has largely been addressed. Production was less than planned due mainly to lower than planned tonnage
On-mine cost per ounce ($/oz)[1]	687	794	On-mine costs increased due to Blanket’s high fixed costs, which has an adverse effect at low production levels. Labour rates and the costs and consumption rates for certain consumables were also higher, but were as expected
All-in sustaining cost ($/oz)[1] (“AISC”)	832	943	AISC increased due to the higher on-mine cost per ounce the effect of which was partially offset by lower sustaining capital investment and lower administrative expenses
Average realised gold price ($/oz)[1]	1,312	1,284	The average realised price of gold reflects the prevailing gold price received: revenues from the export credit incentive (“ECI”) and gold price support are accounted as “other income”
Gross profit [2]	6,223	4,284	Gross profit was lower due to a reduction in the number of ounces sold and increased on-mine cost per ounce
Net profit attributable to shareholders	3,154	9,318	Net profit attributable to shareholders increased due to foreign exchange gains and the profit on disposal of a subsidiary, the combined effect of which outweighed lower gross profit
Adjusted basic earnings per share (“EPS”)[3] (cents)	40.8	23.0	Adjusted basic earnings per share excludes deferred tax, foreign exchange gains and the profit on disposal of a subsidiary
Net cash and cash equivalents	13,380	9,742	Net cash remains strong
Net cash from operating activities	7,045	6,275	Cash from operating activities remains robust and exceeded capital investment in the Quarter

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1 Non-IFRS measures such as “On-mine cost per ounce”, “AISC” and “average realised gold price” are used throughout this document. Refer to section 10 of this MD&A for a discussion of non-IFRS measures.

2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.

3 Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to section 10 of this MD&A for a discussion of non-IFRS measures.

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Production and earnings guidance

11,948 ounces of gold were produced during the Quarter, 7.6% lower than in Q1 2018 (the “comparable quarter” or “Q1 2018”).

The lower production compared to the comparable quarter was due to the lower grade, slightly lower tonnes milled and the effect of one-off events which had a temporary effect on production.

The grade achieved in the Quarter, although lower than the comparable quarter, was slightly better than planned, which reflects the success of recent management initiatives to address mining dilution; this has continued into April 2019 when grade was also in-line with expectations.

Tonnes mined and milled in the Quarter were less than planned due to a combination of factors including poor employee morale (due to the monetary conditions in Zimbabwe as discussed below), continued difficulties with the electricity supply and several one-off operational issues. Following the devaluation of the local currency from late February 2019, management has taken steps aimed to improve morale. The one-off operational issues are also being addressed. The unstable electricity supply at Blanket reflects a lack of investment by the government-owned supply agency to maintain the grid: as there is unlikely to be an early resolution to this problem, management is considering measures to reduce Blanket’s dependence on the grid for its electricity supply.

Subject to there being no significant deterioration in Blanket’s electricity supply, management is confident that Blanket’s production rate will improve over the remainder of 2019 and we therefore re-iterate our production guidance for 2019 of between 53,000 and 56,000 ounces of gold.

Adjusted EPS4 for the Quarter was 23.0 cents, which is in-line with guidance for the year to December 31, 2019 of between 86 and 117 cents per share.

Zimbabwe Monetary Conditions

On February 20, 2019 the RBZ issued a further monetary policy statement which allows inter-bank trading between local currency (known as “RTGS Dollars” and hereinafter referred to as such or as “RTGS$”) and foreign currencies. In terms of this new policy, gold producers continue to receive 55% of their gold proceeds in US Dollars into their Foreign Currency Accounts (“FCA” and the dollars in which are also referred to hereinafter as “FCA Dollars”) and the balance will be received in the equivalent RTGS Dollar amount which is calculated at the prevailing inter-bank rate. An additional measure in this policy announcement is the termination of the Export Credit Incentive (“ECI”) programme in terms of which Blanket received a premium to the prevailing international gold price. As announced by the Company on February 27, 2019 the termination of the ECI programme will reduce Caledonia’s earnings per share for 2019 by 40 to 46 cents per share, as discussed further in section 4.10.

From early March 2019, Blanket received a gold price from Fidelity Printers and Refiners (“Fidelity”) which references a gold price of $44,000 per kilogram ($1,368.56 per ounce) which was higher than the prevailing market price of gold. Fidelity confirmed this arrangement to the Company on May 12, 2019 and the Company issued a press release on this matter on May 13, 2019.

It is hoped that the inter-bank trading mechanism will address the most pressing difficulty that emerged after the October 2018 policy implementation (as discussed in section 4.9 below), being the erosion of the purchasing power of Blanket’s employees due to rapidly increasing retail prices. Management has already taken steps to address this matter which resulted in an improved operational performance in March and April.

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4 Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to section 10 of this MD&A for a discussion of non-IFRS measures.

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Provided the RTGS/US Dollar exchange rate used to calculate Blanket’s RTGS-denominated gold receipts is at an inter-bank rate that recognises economic fundamentals and Blanket continues to receive its gold proceeds promptly and in full, management is optimistic the revised policy may create a more stable economic environment. Investors should recognize that Blanket’s ability to implement its investment programme and Caledonia’s ability to sustain its operations outside Zimbabwe and pay future dividends depends, inter alia, on the ability to continue to externalise cash from Zimbabwe.

Dividend Policy

Caledonia’s dividend policy is to pay a dividend of 6.875 United States cents per share at the end of January, April, July and October. The profitability and cash generation of Blanket Mine remains strong. As noted above and as discussed further in section 4.9, there is a risk that Caledonia may not be able to effect payments from Zimbabwe which are sufficient to fund further dividend payments.

Revised Central Shaft Project

The shaft is currently at a depth of 1,162 metres. Shaft sinking has re-commenced after completion of the loading station and a scheduled pause to complete the last horizontal development during the shaft sinking process. Shaft sinking is expected to be completed in the middle of 2019 and the shaft is expected to be commissioned in by mid-2020. Work on the Central Shaft has been adversely affected by power outages and insufficient foreign currency. These factors have resulted in less development being achieved than planned, which will result in a slower production ramp-up. Production is now expected to be approximately 75,000 ounces in 2021 increasing to approximately 80,000 ounces in 2022. Further progress on the Central Shaft depends on the continued availability of sufficient foreign currency, as discussed above.

Sale of Eersteling Gold Mining Company Limited

On May 31, 2018 the Group entered into an agreement to sell the shares and claims of Eersteling Gold Mining Company Limited (“Eersteling”), a South African subsidiary which was previously consolidated as part of the Group and was on care and maintenance since 1997. The share sale agreement allowed for a purchase price of $3 million to be settled by three payments of $1 million payable on the completion date, 12 and 18 months after the completion date. On January 31, 2019 all suspensive conditions for the sale were met, ZAR13.9 million ($1 million) was received as payment towards the purchase price and the Group transferred the registered and beneficial ownership of Eersteling to the purchaser.

The disposal of Eersteling gave rise to a profit of $5,409, which comprises the fair value of the consideration (including the deferred consideration) of $1,953, a reversal of $2,109 of cumulative foreign currency translation reserves and net liabilities derecognised of $347.

Strategy and Outlook

Caledonia’s strategic focus is the implementation of the investment plan at Blanket, the main component of which is the Central Shaft project, which is outlined in section 4.7. Caledonia’s board and management believe the successful completion of the Central Shaft is in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and increased flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long-term future. Caledonia intends to evaluate further investment opportunities in Zimbabwe that would not fall underneath Blanket’s ownership.

As noted above and as discussed in section 4.9, difficulties in obtaining adequate foreign currency may jeopardise Caledonia’s ability to implement its strategy.

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3.  SUMMARY FINANCIAL RESULTS

The table below sets out the consolidated profit and loss for the Quarter and Q1 2018 prepared under IFRS.

Condensed Unaudited Consolidated Statement of Profit or Loss and Other Comprehensive Income ($’000’s)
	3 months ended March 31
	2019	2018
Revenue	15,920	18,059
Royalty	(819)	(904)
Production costs	(9,769)	(10,010)
Depreciation	(1,048)	(922)
Gross profit	4,284	6,223
Net other income	1,200	1,381
Administrative expenses	(1,396)	(1,542)
Profit on sale of subsidiary	5,409	-
Foreign exchange gain	3,280	71
Equity-settled share-based expense	-	(14)
Cash-settled share-based expense	(361)	(114)
Cost of gold hedge	(130)	-
Operating profit	12,286	6,005
Net finance cost	(48)	(16)
Profit before tax	12,238	5,989
Tax expense	(1,519)	(2,110)
Profit for the period	10,719	3,879
Other comprehensive income
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	(144)	208
Reclassification of accumulated exchange differences on the sale of subsidiary	(2,109)	-
Total comprehensive income for the period	8,466	4,087
Profit attributable to:
Shareholders of the Company	9,318	3,154
Non-controlling interests	1,401	725
Profit for the period	10,719	3,879
Total comprehensive income attributable to:
Shareholders of the Company	7,065	3,362
Non-controlling interests	1,401	725
Total comprehensive income for the period	8,466	4,087
Earnings per share (cents)
Basic	88.6	29.3
Diluted	88.5	29.2
Adjusted earnings per share (cents) (i)
Basic	23.0	40.8

(i)	Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to section 10 for a discussion of non-IFRS measures.

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Revenue in the Quarter was 11.8% lower than in Q1 2018 due to a 9.9% decrease in ounces sold from 13,754 ounces in Q1 2018 to 12,390 ounces in the Quarter and a 2.1% decrease in the average realised price of gold from $1,312 per ounce in Q1 2018 to $1,284 per ounce in the Quarter. Sales in the Quarter includes 442 ounces of gold (Q1 2018: 830 ounces) which was brought forward from December 31, 2018 as work-in-progress which was sold in early January 2019. The royalty rate payable to the Government of Zimbabwe was unchanged at 5% in the Quarter. Production for the Quarter is discussed in section 4.3 of this MD&A.

Production costs in the Quarter decreased by 2.4% compared to the comparable quarter due to lower production and sales; on-mine costs per ounce increased by 15.5% compared to the comparable quarter due to higher labour rates, increases in the costs and usage of certain consumables and the effect of fixed costs being spread across fewer ounces of gold produced and sold. Costs are discussed further in section 4.6 of this MD&A.

Depreciation increased by 13.7% in the Quarter compared to the comparable quarter due to more items of property, plant and equipment being brought into use and depreciated, offset by lower production (as depreciation is calculated on the basis of ounces of gold produced).

Net other income in the Quarter decreased by 6.7% compared to the comparable quarter and includes the ECI and the benefit of a gold support price. Blanket received an ECI of $866 (Q1 2018: $1,364). ECI is recognised as “Other Income – Government Grant” on a receivable basis. The ECI scheme was terminated following the publication of the February 2019 monetary policy statement, which is discussed in section 4.9 of this MD&A. Other income also includes $323 (Q1 2018: nil) arising from the gold support price which is discussed further in section 4.9.

Administrative expenses comprise the costs of Caledonia’s offices in Johannesburg, St Helier, Harare and London and include the costs of Caledonia’s board and executives, the finance and procurement teams based in Johannesburg, investor relations, corporate development, legal and secretarial costs. Administrative expenses decreased in the Quarter by 9.5% compared to the comparable quarter. Administrative expenses are analysed in note 13 to the Unaudited Condensed Consolidated Interim Financial Statements and are discussed in section 4.6 of this MD&A.

Profit on the sale of a subsidiary of $5,409 (2018: nil) relates to the sale of Eersteling, which is discussed in section 4.11 of this MD&A. The calculation of the profit on the sale of Eersteling is set out in note 9 to the Unaudited Condensed Consolidated Interim Financial Statements.

Foreign exchange movements relate to gains and losses arising on cash balances and other financial assets and liabilities that are held in currencies other than the United States dollar and realised foreign exchange transactions for the purchase of capital and consumable goods for Blanket. Following the introduction of interbank trading between RTGS$ and foreign currencies (as discussed in section 4.9 of this MD&A), the interbank rate was initially set at 2.5 RTGS$ to 1 US Dollar and continued to weaken throughout the Quarter and at March 31, 2019 the rate was 3.0013 RTGS$ to 1 US Dollar. The composition of the net foreign exchange gain is analysed in note 11 to the Unaudited Condensed Consolidated Interim Financial Statements.

The cash-settled share-based payment expense reflects an accrual for a payment which is expected to arise from the long-term incentive plan (“LTIP”) awards under the Company’s 2015 Omnibus Equity Incentive Compensation Plan (the “Plan”) to certain executives in the form of Restricted Share Units (“RSUs”) and Performance Units (“PSUs”). LTIP awards may be settled in cash, shares or a combination of both at the discretion of the award holder. The LTIP expense in the Quarter was $361 (2017: $114) and reflects a combination of factors which include: the change in the Company’s share price (which increased from $5.34 in the Quarter to $6.02); the increase in the number of RSUs due to the re-investment of attributable dividends; and the erosion of the time period until vesting. Further information on the calculation of the charge is set out in note 10 to the Unaudited Condensed Consolidated Interim Financial Statements.

In January 2019 Caledonia entered into gold price hedging contracts for the 5 months from February 2019 until June 2019 for 22,500 ounces of production through the purchase of put options with a strike price of $1,250 per ounce at a cost of $324, which resulted in an expense for the Quarter of $130. The hedge will ensure that Caledonia receives a minimum price of $1,250 per ounce of gold for the duration of the contracts whilst maintaining full upside participation. Caledonia will re-assess the requirement for any hedging in the context of, inter alia, the prevailing gold price, Blanket’s production rate and cash generation capacity and Blanket’s capital expenditure programme.

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The tax expense comprises the following:

Analysis of Consolidated Tax expense for the Quarter
($’000’s)
	Zimbabwe	South Africa	Total
Income tax	650	(25)	625
Withholding tax	38	29	67
	795	32	827
	1,483	36	1,519

The overall effective taxation rate in the Quarter was 12.4% compared to 35.2% in the comparable quarter. The lower overall effective taxation rate in the Quarter is because certain significant contributors to profit before tax (i.e. the profit on sale of a subsidiary and the foreign exchange profit) do not give rise to a tax charge.

The largest component of the tax expense is Zimbabwean deferred tax of $795 (2018: $1,197) which reflects the difference between the accounting and tax treatments of capital investment and unrealised foreign exchange losses in Zimbabwe. 100% of capital expenditure is deductible in the year in which it is incurred for the purposes of calculating Zimbabwean income tax, whereas for accounting purposes depreciation commences when the project enters production.

After the monetary policy statement announcement of February 20, 2019, the Zimbabwean Revenue Authority (“ZIMRA”) requires Blanket’s taxation computations to be performed in RTGS$ whereas Blanket’s functional currency under IFRS is the US Dollar. The tax computations in RTGS$ recognised a foreign currency loss in contrast to the foreign currency gain calculated under IFRS which is discussed in note 11 to the the Unaudited Condensed Consolidated Interim Financial Statements. The difference in accounting and tax treatments of the foreign exchange loss or gains included in taxable income calculation is treated as a temporary difference for the purposes of deferred tax.

Withholding tax is Zimbabwean withholding tax on dividends and management fees.

The non-controlling interests are 16.2% of Blanket’s net profit which is attributable to Blanket’s indigenous Zimbabwean shareholders and reflects their participation in the economic benefits generated by Blanket from the effective date of the indigenisation. This is explained in note 5 of the Unaudited Condensed Consolidated Interim Financial Statements.

Adjusted EPS is a non-IFRS measure which reflects Caledonia’s ordinary trading performance. Refer to section 10 of this MD&A for a reconciliation of adjusted EPS to basic EPS on an IFRS basis.

Risks that may affect Caledonia’s future financial condition are discussed in sections 4.9 and 17.

The table below sets out the consolidated statements of cash flows for the Quarter and Q1 2018 prepared under IFRS.

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Condensed Consolidated Statement of Cash Flows (unaudited) ($’000’s)
	3 months ended March 31
	2019	2018
Cash flows from operating activities
Cash generated by operations	6,633	7,684
Net interest paid	(112)	(38)
Tax paid	(246)	(601)
Net cash from operating activities	6,275	7,045

Cash flows from investing activities
Acquisition of property, plant and equipment	(5,140)	(5,158)
Proceeds from disposal of subsidiary	1,000	-
Net cash used in investing activities	(4,140)	(5,158)

Cash flows from financing activities
Dividends paid	(738)	(899)
Repayment of term loan facility	-	(375)
Net cash used in financing activities	(738)	(1,274)

Net increase in cash and cash equivalents	1,397	613
Effect of exchange rate fluctuations on cash held	(2,842)	11
Cash and cash equivalents at beginning of the period	11,187	12,756
Cash and cash equivalents at end of the period (net of overdraft)	9,742	13,380

Cash generated from operating activities is analysed in note 16 to the Unaudited Condensed Consolidated Interim Financial Statements.

Cash generated by operations before working capital changes in the Quarter was $3,656, 48% lower than $6,997 in the comparable quarter largely due to the fewer ounces produced and the higher cost per ounce in the Quarter compared to the comparable quarter. Production and costs are discussed in sections 4.3 and 4.6 of this MD&A respectively.

Cash flows from operating activities after working capital movements in the Quarter were $6,633, 14% lower than $7,684 in the comparable quarter. There was a net reduction in working capital in the Quarter of $2,631 (Q1 2018: $687); the reduction in the Quarter was enhanced by the effect of the net foreign exchange gain which resulted from the devaluation of the RTGS$ as discussed above.

Net investment in property, plant and equipment remains high in terms of the Central Shaft project, which is discussed further in section 4.7 of this MD&A and in sustaining capital investment.

Proceeds from the disposal of a subsidiary relates to the consideration received in the Quarter in respect of the sale of Eersteling as discussed in section 4.11 of this MD&A.

The dividends paid relate to the quarterly dividend paid by Caledonia in the Quarter.

The effect of exchange rate fluctuations on cash held reflects the devaluation of RTGS$-denominated cash balances following the introduction of the inter-bank trading mechanism by the Reserve Bank of Zimbabwe (the “RBZ”) pursuant to the implementation of the February 2019 monetary policy statement which is discussed in section 4.9. The adverse effect on cash balances forms part of an overall foreign exchange gain of $3,280 arising on the devaluation of all affected financial assets and liabilities.

The table below sets out the consolidated statements of Caledonia’s financial position at the end of the Quarter and December 31, 2018 prepared under IFRS.

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Consolidated Statements of Financial Position (unaudited)
($’000’s)	As at	March 31	Dec 31
		2019	2018
Total non-current assets		102,625	97,525
Inventories		9,068	9,427
Prepayments		1,077	866
Trade and other receivables		5,456	6,392
Gold hedge		194	-
Cash and cash equivalents		9,742	11,187
Assets held for sale		-	296
Total assets		128,162	125,693
Total non-current liabilities		29,694	34,687
Trade and other payables		9,700	10,051
Income tax payable		1,205	1,538
Cash-settled share-based payments – short term portion		134	-
Liabilities associated with assets held for sale		-	609
Total liabilities		40,733	46,885
Total equity		87,429	78,808
Total equity and liabilities		128,162	125,693

Non-current assets increased due to the continued investment in terms of the Central Shaft project and investment to sustain existing operations.

Prepayments represents deposits and advance payments for goods and services, including capital items that are being fabricated and which will be delivered to Blanket in due course.

Trade and other receivables are analysed in note 15 to the Unaudited Condensed Consolidated Interim Financial Statements and include $3,273 (December 31, 2017: $2,695) due from Fidelity in respect of gold deliveries prior to the close of business on March 31, 2019 and $958 (December 31, 2017: $2,743) due from the Government of Zimbabwe in respect of VAT refunds. The increased amount due from Fidelity reflects the extension of the payment cycle, particularly the FCA component of revenues, following the implementation of the monetary policy which was announced by the RBZ on February 20, 2019 and is discussed in section 4.9. The amounts due from Fidelity in respect of gold deliveries were received in full after the end of the Quarter. The amount due in respect of VAT refunds is denominated in RTGS Dollars and was broadly unchanged in RTGS Dollar terms at the end of the Quarter compared to December 31, 2018. However, following the devaluation of the RTGS Dollar after the implementation of the February 20, 2019 monetary policy the amount receivable in US Dollar terms was significantly reduced. Trade receivables also include $1,953 (2018: nil) in respect of deferred consideration due on the disposal of Eersteling as discussed in section 4.11 of this MD&A.

Non-current liabilities reduced from $34,687 at December 31, 2018 to $29,694 at the end of the Quarter mainly due to the conversion of the RTGS$ 6 million term facility into US Dollars.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified. The figures are extracted from underlying unaudited interim financial statements that have been prepared using accounting policies consistent with IFRS.

($’000’s except per share amounts)	June 30, 2017	Sept 30, 2017	Dec 31, 2017	Mar 31, 2018	June 30, 2018	Sept 30, 2018	Dec 31, 2018	Mar 31, 2019
Revenue from operations	15,484	18,230	19,599	18,059	16,198	16,647	17,495	15,920
Profit attributable to owners of the Company	694	3,120	3,232	3,154	2,604	2,224	2,784	9,318
Earnings per share – basic (cents)	6.1	29.4	29.5	29.3	24.1	20.4	25.1	88.6
Earnings per share – diluted (cents)	6.1	29.4	29.4	29.2	24.1	20.4	25.2	88.5
Net cash and cash equivalents	10,878	11,830	12,765	13,380	5,308	5,896	11,187	9,742

The quarterly results fluctuate materially from quarter to quarter primarily due to changes in production levels and gold prices but also due to the recording of impairments and other unusual costs and incomes. Significant changes relating to prior quarters are discussed in the relevant MD&As and financial statements.

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4. OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE

4.1 Safety, Health and Environment

The following safety statistics have been recorded for the Quarter and the preceding seven quarters.

Blanket Mine Safety Statistics
Classification	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Q1 2019
Fatal	1	1	0	1	0	1	0	0
Lost time injury	1	5	0	1	3	1	0	2
Restricted work activity	3	2	4	6	5	4	1	3
First aid	7	1	2	1	2	6	0	0
Medical aid	11	9	4	4	2	1	6	1
Occupational illness	0	0	0	0	0	0	0	0
Total	23	18	10	13	12	13	7	6
Incidents	10	10	11	7	10	8	7	12
Near misses	9	6	2	4	1	2	4	5
Disability Injury Frequency Rate	0.33	0.95	0.00	0.31	0.44	0.29	0.00	0.32
Total Injury Frequency Rate	3.81	2.86	1.57	2.03	1.77	1.78	1.12	0.97
Man-hours worked (thousands)	1,206	1,257	1,271	1,278	1,352	1,371	1,252	1,240

Management, with the assistance of an external facilitator, has embarked on an initiative to retrain all employees on health and safety matters. A safety training facility (called the Nyanzvi initiative) has been established at the mine using dedicated facilities and specially trained facilitators. Two teams are withdrawn from production each week for a 5-day period to be retrained with particular focus on behavioural changes and reinforcing safety standards and practices. 367 employees participated in the Nyanzvi scheme during the Quarter, increasing the total number of employees who have passed through the scheme to 1,003. All supervisors have been retrained in basic rock engineering. As a result of this increased focus on safety training, there has been a reduction in the number of accidents. Safety training is an ongoing exercise and it will remain an area of focus for management.

4.2  Social Investment and Contribution to the Zimbabwean Economy

Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of Blanket’s indigenisation, and payments of royalties, taxation and other non-taxation charges to the Government of Zimbabwe and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government ($’000’s)
Period	Year	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total
Year	2013	2,147	2,000	15,354	19,501
Year	2014	35	-	12,319	12,354
Year	2015	50	-	7,376	7,426
Year	2016	12	-	10,637	10,649
Year	2017	5	-	11,988	11,993
Year	2018	4		10,140	10,144
Q1	2019	14	-	2,567	2,581

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4.3 Gold Production

Tonnes milled, average grades, recoveries and gold produced during the Quarter, the preceding 8 quarters, the years 2016, 2017 and 2018 and April 2019 are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
Year	2016	510,661	3.30	93.0	50,351
Quarter 1	2017	124,225	3.42	93.7	12,794
Quarter 2	2017	136,163	3.08	92.8	12,518
Quarter 3	2017	136,064	3.52	93.6	14,396
Quarter 4	2017	150,755	3.62	93.6	16,425
Year	2017	547,207	3.41	93.4	56,133
Quarter 1	2018	123,628	3.48	93.4	12,924
Quarter 2	2018	132,585	3.19	92.8	12,657
Quarter 3	2018	151,160	3.12	92.6	13,978
Quarter 4	2018	153,540	3.27	92.8	14,952
Year	2018	560,913	3.26	92.9	54,511
Quarter 1	2019	122,389	3.26	93.4	11,948
April	2019	39,115	3.31	93.5	3,895

Gold production for the Quarter was 7.6% lower than the comparable quarter and 20% lower than the previous quarter. Grade in the Quarter was lower than in the comparable quarter but was better than planned which reflects the success of recent management initiatives to address mining dilution; this has continued into April 2019 when grade was also in-line with expectations. Production for the Quarter was adversely affected by lower than expected tonnes mined and milled. Grade and tonnes milled and grade in the Quarter are discussed in section 4.4 of this MD&A; gold recoveries in the Quarter are discussed in section 4.5 of this MD&A.

Production in April 2019 was within 1% of target and each of the main variables (i.e tonnes milled, grade and recovery) was very close to plan.

4.4 Underground

Tonnes milled in the Quarter were 1.0% lower than the comparable quarter and 20.2% lower than the preceding quarter. Ore production in the Quarter was adversely affected by an increased number of shifts lost due to an increase in unauthorised employee absences (“AWOLs”) and employee desertions, which resulted in the loss of critical skilled workers such as long-hole drillers and LHD drivers. Management believes that a contributory factor to the higher levels of AWOLs and desertions is the economic hardship that was felt by employees following the sharp reduction in their spending power since the introduction of new monetary policies in October 2018. The introduction in late February 2019 of an interbank trading market between RTGS Dollars and foreign currencies has allowed management to increase the RTGS$-denominated remuneration of employees. This has gone some way to alleviate the hardship that employees previously experienced and has resulted in improved morale in March and April.

Ore production was also adversely affected by several non-recurring operational issues and continued difficulty with the electricity supply.

Non-recurring operational issues include damage to the foundations of the underground crusher which resulted in three days of lost production; a further day was lost when hoisting was suspended due to the need to conduct emergency repairs to the shaft infrastructure.

Blanket continues to experience an unstable electricity supply from the grid due to lack of maintenance by the government-owned utility. The high frequency of power surges damaged Blanket’s own auto tap changer which enables the transformer to accommodate voltage surges. Low voltage surges have the worst effect since the amperes then increases and cause serious damage to equipment. Without the auto tap changer the transformer has only a finite capacity to regulate surges and much more power trips are experienced. The auto tap changer’s damaged parts were sourced internationally and have arrived in South Africa to be re-built and should be at Blanket by mid-May. Whilst this equipment is being repaired in South Africa, Blanket continues to experience an increased number of production delays due to power surges. Although Blanket has back-up diesel generators, each power surge results in the loss of up to an hour of production as electrical equipment has to be re-set, the generators are started and the compressed air system is re-charged. Management is evaluating a range of solutions to this problem.

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The grade in the Quarter was slightly higher than planned, although lower than the comparable quarter and similar to the preceding quarter. In previous quarters grade was lower than planned due to excessive dilution after the introduction of long-hole stoping in the narrower reef width areas due to safety considerations. Management has taken corrective measures to improve the accuracy of drilling which include the improved training of drill operators, intensified geological control, reviewing blasting techniques and technology and reducing the sublevel vertical spacing from 15 metres to 10 metres in certain areas.

Following successful results from the pilot plant 1,124 tonnes of ore from the Mascot satellite property was treated at Blanket. Two underhand stoping machines have been allocated to Mascot with planned production of approximately 80 tonnes per shift.

Primary development advanced in the Quarter by 2,070 metres compared to 1,911 metres in the previous quarter and a plan of 2,848 metres. The shortfall against plan was largely due to an excessive number of lost shifts due to absenteeism by experienced workers. Blast efficiency was also reduced due to inaccurate drilling by relatively inexperienced workers which was in turn caused by the increased rate of staff turnover due to the high level of economic hardship as discussed above.

Provided the electricity supply does not materially worsen, management is confident that production will be higher in the remaining quarters of 2019 and production guidance for 2019 of between 53,000 and 56,000 ounces of gold is maintained.

4.5 Metallurgical Plant

Plant throughput in the Quarter was 68.1 tonnes per hour (“tph”) compared to 74.5 tph in the previous quarter due to lower ore production as discussed in section 4.4. Recoveries in the Quarter were 93.4% compared to 92.8% in the previous quarter. The improved recovery was due to the introduction of an intensive leach in the gravity circuit.

Recoveries continue to be adversely affected by the failure of the oxygen plant which is now beyond repair. Lower oxygen concentrations also resulted in increased cyanide consumption, which contributed to increased consumable costs at the metallurgical plant.

A purchase agreement has been signed for an oxygen plant which is expected to be commissioned in mid-2019, subject to the availability of the necessary foreign currency to fund the final purchase installment.

4.6 Production Costs

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production. Accordingly, cost per ounce data for the Quarter and the comparable quarter have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i.	On-mine cost per ounce[5], which shows the on-mine costs of producing an ounce of gold and includes direct labour, electricity, consumables and other costs that are incurred at the mine including insurance, security and on-mine administration;

ii.	All-in sustaining cost per ounce[5], which shows the on-mine cost per ounce plus royalty paid, additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg, London and Jersey), costs associated with maintaining the operating infrastructure and resource base that are required to maintain production at the current levels (sustaining capital investment), the share-based expense (or credit) arising from the LTIP awards less silver by-product revenue. The all-in sustaining cost also includes as a credit (i.e. as a deduction from costs) the ECI; and

__________________

5 On-mine cost per ounce, all-in sustaining cost per ounce and all-in cost per ounce are non-IFRS measures. Refer to section 10 for a reconciliation of these amounts to IFRS

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iii.	All-in cost per ounce[5], which shows the all-in sustaining cost per ounce plus the costs associated with activities that are undertaken with a view to increasing production (expansion capital investment).

Cost per Ounce of Gold Sold (US$/ounce)
	3 Months to March 31
	2019	2018
On-mine cost[5]	794	687
All-in sustaining cost per ounce[5]	943	832
All-in cost per ounce[5]	1,355	1,158

Per-ounce costs are calculated based on gold ounces sold and not produced, so that an accurate value can be ascribed to the royalty and the ECI. A reconciliation of costs per ounce to IFRS production costs is set out in section 10.

On-Mine costs

On-mine costs comprises labour, electricity, consumables and other costs such as safety and on-mine administration costs which include security and insurance. On-mine costs are analysed in note 6 to the Unaudited Condensed Consolidated Interim Financial Statements. On-mine costs per ounce increased by 15.5% from $687 in Q1 2018 to $794 in the Quarter. A high proportion of Blanket’s production costs are fixed: accordingly, at lower production levels the fixed cost component is spread over fewer ounces of production which results in a higher cost per ounce; as discussed in section 4.3, gold production for the Quarter was 7.6% lower than the comparable quarter and the ounces of gold sold (including work in progress) was 9.9% lower. On-mine costs were also adversely affected by the increased costs of certain variable consumables, the increased usage of cyanide and the increased costs of the larger fleet of underground trackless equipment as more ore is mined from the declines.

All-in sustaining costs

All-in sustaining costs per ounce were 13.3% higher in the Quarter compared to the comparable quarter. The increase was slightly lower than the increase in on-mine costs per ounce due to lower administrative expenses and reduced sustaining capital expenditure which outweighed the higher cash-settled share-based expense.

All-in costs

All-in costs include investment in expansion projects which remained at a high level in the Quarter due to the continued investment at Blanket, as discussed in section 4.7 of this MD&A.

4.7 Capital Projects

The main capital development project is the Central Shaft, which was originally intended to be sunk in one single phase from surface to 1,080 metres. Continued exploration has improved the understanding of the ore bodies and has resulted in progressive increases in resources below 750 metres. Accordingly, in November 2017, the Company announced that it intended to continue to sink the Central Shaft by two further production levels to a depth of 1,330 metres. Progress on sinking the shaft since late 2017 was adversely affected by the increased frequency of power trips due to the unstable incoming supply from the grid. Due to these delays in the MD&A for the third quarter of 2018 we announced in the MD&A that the vertical shaft sinking will be reduced by one level and the shaft will be sunk to a depth of 1,204 metres. The fourth level is intended to be added via a decline construction of which will start in due course. The decline will put the mine in a good position to go deeper in future if needed without affecting the hoisting at the then operational Central Shaft.

The Central Shaft is currently at a depth of 1,162 metres. Sinking commenced again after completion of the loading station at 1150 metres, the last horizontal development as part of the sinking process. The final 42 metres of the shaft to the planned depth, which includes the loading bin and shaft bottom, is expected to be completed in mid-2019 after which shaft equipping can commence.

Work on underground development has been hampered by the unstable electricity supply which has caused frequent power outages. The shortage of foreign currency has also meant that we have had to postpone the purchase of some equipment. In light of these difficulties, although the Central Shaft will be completed as scheduled, the ramp-up of production will be slower than expected: production in 2021 is expected to be approximately 75,000 ounces, increasing to the target rate of 80,000 ounces in 2022. Our ability to achieve these milestones will also depend on the availability of foreign currency.

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4.8 Indigenisation

Transactions that implemented the indigenisation of Blanket (which expression in this section and in certain other sections throughout this MD&A refers to the Zimbabwe company that owns Blanket Mine) were completed on September 5, 2012 following which Caledonia owns 49% of Blanket and has received a Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

As a 49% shareholder, Caledonia receives 49% of Blanket’s dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the indigenous shareholders. The outstanding balance of the facilitation loans as at March 31, 2019 was $30.99 million (December 31, 2018: $31.99 million). The facilitation loans (including interest thereon) are repaid by way of dividends from Blanket; 80% of the dividends declared by Blanket which are attributable to the beneficiaries of the facilitation loans are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. The dividends attributable to GCSOT, which holds 10% of Blanket, will be withheld by Blanket to repay the advance dividends which were paid to GCSOT in 2012 and 2013 and which had an outstanding balance of $2.19 million at March 31, 2019 (December 31, 2017: $2.84 million).

On June 23, 2017 a modification to the facilitation loans was agreed which reduced the rate of interest on the facilitation loans from LIBOR plus 10% to the lower of 7.25% payable quarterly, or 80% of the dividend paid in the quarter by Blanket which is attributable to indigenous shareholders. The reduction in the interest rate is retrospectively applied from January 1, 2017 and reflects the general lowering of interest rates in Zimbabwe.

The facilitation loans are not shown as receivables in Caledonia’s financial statements in terms of IFRS. These loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket. Caledonia continues to consolidate Blanket for accounting purposes. Further information on the accounting effects of indigenisation at Blanket is set out in note 5 to the Unaudited Condensed Consolidated Interim Financial Statements and in a Frequently Asked Questions page which is available on Caledonia’s website.

Pronouncements from the Zimbabwe Government following the appointment of the new President in late 2017 indicated that the indigenisation policy would be relaxed, including the removal of an indigenisation requirement for gold mining companies. These pronouncements were passed into law in March 2018. On November 6, 2018, the Company announced that it had entered into a sale agreement with Fremiro Investments (Private) Limited (“Fremiro”) to purchase Femiro’s 15% shareholding in Blanket for a gross consideration of $16.667 million to be settled through a combination of the cancellation of the loan between the two entities which stood at $11.467 million as at June 30, 2018 and the issue of 727,266 new shares in Caledonia at an issue price of $7.15 per share. On completion of the transaction, Caledonia will have a 64% shareholding in Blanket and Fremiro will hold approximately 6.4% of Caledonia’s diluted equity. The transaction remains subject to, amongst other things, approvals from various Zimbabwean regulatory authorities including the RBZ and the Zimbabwe Revenue Authority. Caledonia has indicated to the Government of Zimbabwe a desire to engage in discussions to purchase the shareholding in Blanket that is currently held by the National Indigenisation and Economic Empowerment Fund (“NIEEF”). There is no certainty that agreement will be reached on a transaction in respect of NIEEF’s shareholding.

4.9 Zimbabwe Monetary Conditions

October 2018 Monetary Policy Statement

The shortage of foreign currency has been a long-standing difficulty in Zimbabwe; however, the situation worsened following a policy announcement by the RBZ on October 1, 2018. Although several gold mining operators in Zimbabwe have suspended operations due to the shortage of foreign currency which has impeded their ability to purchase consumables, production at Blanket has continued without interruption.

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On October 1, 2018 the RBZ published a monetary policy statement which, inter alia, introduced several measures the most significant of which were that:

•	bank accounts in Zimbabwe were bifurcated between FCA, which could be used to make international payments, and local RTGS Dollar accounts which could only be used for domestic transactions. Previously all bank accounts in Zimbabwe were in the RTGS$ system;

•	gold producers, which include Blanket Mine, would receive 30% of their sales proceeds into an FCA and the balance would be paid into their RTGS$ account. Before the monetary policy statement of October 1, 2018 Blanket and other gold producers received 100% of their sale proceeds into their RTGS$ accounts. If a gold producer required access to foreign currency to make a payment outside Zimbabwe (e.g. to purchase consumables or capital equipment from a supplier outside Zimbabwe), the producer made an application to the RBZ for the necessary foreign currency to be made available. Blanket and Caledonia operated satisfactorily under this system, although it required constant management attention to ensure that sufficient foreign currency was made available; and

•	the RBZ stipulated that an RTGS Dollar was worth an FCA Dollar. Although informal (and illegal) trading after October 1, 2018 demonstrated that the commercial value of an RTGS Dollar was substantially lower than the value of an FCA Dollar, the Government adhered to this policy – RTGS$ payments made by Blanket to Government agencies and government-owned entities (e.g. tax payments and payments to the state-owned electricity company) continued to be effected on a 1:1 basis. The RBZ also continued to make allocations of foreign currency from RTGS$ accounts on a 1:1 basis.

The new policy had several implications for Blanket and Caledonia, which included:

•	products and services procured in Zimbabwe became more expensive in RTGS Dollars. Despite the stipulation that an FCA Dollar had the same value as an RTGS Dollar, after the implementation of this policy vendors who previously accepted RTGS Dollars at par required prices 5 to 6 times higher than their previous RTGS$ prices; alternatively, they required payment from an FCA. Where possible, Blanket switched procurement to suppliers outside Zimbabwe but in some instances this still resulted in a higher cost due to transport charges; and

•	Blanket’s employees’ purchasing power was eroded because RTGS$-denominated consumer prices increased. However, Blanket had insufficient FCA Dollar funds to make significant FCA Dollar payments to employees. Due to the stipulated 1:1 exchange rate, any increase in RTGS$-denominated salaries to compensate fully for the deterioration in spending power would have rendered commercial operations uneconomic.

Following the announcement of the new policy, Caledonia and other Zimbabwean gold miners had intensive engagement with the Government of Zimbabwe and the RBZ to explain that a 30% FCA allocation was insufficient for gold miners to fund the import of consumables and services that are required to maintain their operations. As a result of this engagement, from November 12, 2018 gold miners have received 55% of their sales proceeds into their FCA.

A 55% allocation is insufficient to allow Blanket to continue normal mining operations and also to fully implement the investment plan as scheduled. The RBZ considers requests for additional foreign currency in specific circumstances from individual gold miners and Caledonia has continued its engagement with the RBZ and the government to secure the additional foreign currency it requires. This requirement to make specific application for foreign currency is no different from the situation which existed before the implementation of the new policy.

February 2019 Monetary Policy Statement

On February 20, 2019 the RBZ issued a further monetary policy statement, which allows inter-bank trading between currency held in the RTGS$ system and the FCA system. Gold producers continue to receive 55% of their sales proceeds in FCA Dollars and the balance will be received in RTGS Dollars at the prevailing inter-bank rate.

Initially the interbank rate was approximately 2.5 RTGS Dollars to 1 US Dollar; however, this rate weakened to RTGS$3.003:US Dollar 1 as at March 31, 2019. Pronouncements from the Minister of Finance indicate that the monetary authorities will manage further devaluation of the RTGS Dollar until it reaches a point of market equilibrium.

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The interbank trading mechanism has addressed the most pressing difficulty that emerged after the October 2018 policy implementation, being the erosion of the purchasing power of Blanket’s employees due to rapidly increasing retail prices. Management increased RTGS$-denominated salaries which has alleviated some of the financial distress experienced by Blanket employees.

Following the introduction of the interbank market, Blanket’s financial assets and liabilities that are denominated in RTGS$ were revalued using the interbank rate at March 31, 2019 which was RTGS$3.003: US Dollar 1. RTGS$-denominated transactions of a revenue and cost nature are translated into US Dollars using the average rate for the quarter. This gave rise to a net foreign exchange gain for the Quarter of $3,280 which is discussed in section 3 of this MD&A.

Provided the RTGS to FCA Dollar exchange rate is efficient and Blanket continues to receive the amounts due promptly, in full and at an exchange rate which reflects economic fundamentals, management is optimistic the revised policy may create a more stable environment. Investors should recognize that Blanket’s ability to implement its investment plan and Caledonia’s ability to sustain its operations outside Zimbabwe and pay future dividends depends, inter alia, on the ability to continue to externalise cash from Zimbabwe.

The policy statement also resulted in the termination of the ECI programme. On February 27, 2019 Caledonia announced that the termination of the ECI programme would reduce Caledonia’s earnings per share for 2019 by approximately 40 to 46 cents per share, assuming a gold price of $1,300 per ounce.

Gold support price

Blanket sells gold to Fidelity and is contractually entitled to receive a price which is derived from the afternoon price fixed by the London Bullion Market Association (the “LBMA price”) the day after the bullion delivered by Blanket has been assayed. 55% of Blanket’s proceeds are received in US Dollars and the remainder is received in RTGS$ using the interbank exchange rate for RTGS$ and US Dollars. From March 6, 2019 Blanket’s sales were calculated at a gross price (i.e. before the early settlement discount of 1.25%) of $44,000 per kilogram ($1,368.58 per ounce), which exceeded the prevailing LBMA price.

On May 12, 2019 the Company received confirmation from Fidelity of this arrangement, called the “gold support price”, which has been implemented to incentivize gold producers to increase gold production. Areas of uncertainty relating to the gold support price include the duration of this arrangement and whether the gold support price might be adjusted upwards or downwards. We assume the additional revenue arising from the incentive price is taxable (the revenue arising from the ECI was not subject to tax); based on documentation, we also believe and the incremental revenue is subject to the 5% revenue royalty. The income arising from the incentive price is included as “Other Income”. Until there is further clarity on this matter, management has not adjusted earnings guidance for 2019 which remains unchanged from the announcement of February 27, 2019.

4.10 Opportunities and Outlook

Central Shaft Project to Increase Production and Extend Mine Life

As discussed in section 4.7 the Company is sinking a new shaft to a depth of 1,204 metres. Once commissioned, the shaft should allow production to increase to the targeted rate of approximately 80,000 ounces per annum from 2022 onwards. Subject to the continued availability of foreign currency (as discussed in section 4.9), Caledonia intends to continue to implement the Central Shaft project.

Production Guidance

Production guidance for 2019 is between 53,000 and 56,000 ounces. This is forward looking information as defined by National Instrument 51-102. Refer to section 18 of this MD&A for further information on forward looking statements.

Cost Guidance

On-mine cost guidance for 2019 is in the range of $735 to $817 per ounce; guidance for AISC is $933 to $1,022 per ounce. The guidance for on-mine cost per ounce is 13 to 20% higher than on-mine cost per ounce in 2018 because in 2019 it is anticipated that Blanket’s employees will qualify for a production bonus (on the assumption that they achieve target), whereas in 2018 no production bonus was payable. On-mine costs are also expected to be higher in 2019 due to the increased cost of cyanide, grinding media and drill steels and the increased cost of the expanded fleet of trackless equipment which is used in the declines.

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The guidance for AISC per ounce in 2019 is higher than AISC per ounce in 2018 – the increase is largely due to the projected increase in on-mine costs and the removal of the ECI as discussed in section 4.9

This is forward looking information as defined by National Instrument 51-102. Refer to section 18 of this MD&A for further information on forward looking statements.

Earnings Guidance

Guidance for adjusted earnings per share for 2019 is 86 to 117 cents assuming a gold price of $1,300 per ounce and assuming the production and cost targets set out above are achieved.

This is forward looking information as defined by National Instrument 51-102. Refer to section 18 of this MD&A for further information on forward looking statements.

The Company’s ability to achieve the production, cost and earnings guidance set out above will be influenced by many factors which are discussed in section 17 of this MD&A.

Changes in Indigenisation Legislation

As discussed in section 4.8 of this MD&A, following changes in legislation, Caledonia has entered into a sale agreement to acquire a further 15% of Blanket and it will evaluate the potential to buy back the shareholding of NIEEF and restructure the shareholding of Blanket’s employees. Any transactions would reflect the value of the indigenous shareholder’s shareholdings in Blanket after deducting the value of the outstanding facilitation loans. There is no certainty that agreement will be reached on any transaction with NIEEF or Blanket’s employees nor that the conditions to the sale agreement with Fremiro will be fulfilled.

Strategy

Caledonia’s strategic focus is on implementing the Central Shaft project at Blanket on schedule and within budget. Subject to the continued availability of foreign currency, Caledonia’s board and management believe the successful implementation of the Central Shaft project remains in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long-term future. Caledonia will also evaluate further investment opportunities in Zimbabwe that would not fall underneath Blanket’s ownership.

4.11 Sale of Eersteling

On May 31, 2018 the Group entered into an amended share sale agreement to sell the shares and claims of Eersteling, a South African subsidiary which was previously consolidated as part of the Group, and was on care and maintenance since 1997. The amended share sale agreement allowed for a purchase price of $3 million to be settled by three payments of $1 million payable on the completion date, 12 and 18 months after the completion date. On January 31, 2019 all suspensive conditions for the sale were met, ZAR13.9 million ($1 million) was received as payment towards the purchase price and the Group transferred the registered and beneficial ownership of Eersteling to the purchaser.

The disposal of Eersteling gave rise to a profit of $5,409, which comprises the fair value of the consideration (including the deferred consideration) of $1,953, a reversal of $2,109 of cumulative foreign currency translation reserves and net liabilities derecognised of $347.

5 EXPLORATION AND PROJECT DEVELOPMENT

Caledonia’s exploration activities are focussed on the growth and development of Blanket Mine and its satellite properties.

5.1 Blanket Exploration

3,983 metres were drilled in the Quarter compared to 3,674 metres in the previous quarter. Drilling has been focussed on three areas: AR South, Eroica and Blanket Section. The drilling program has had a good degree of success with indications that mineralisation extends beyond the deepest hole yet drilled (approximately 1,150 metres below surface).

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5.2 Blanket Satellite Prospects

Blanket Mine has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totalling 237 claims covering properties with a total area of about 2,500 hectares. Included within these claim areas are 18 previously operated small gold workings which warrant further exploration.

Blanket’s exploration on the satellite properties has been focused on the GG and the Mascot exploration prospects which, based on past production records, are believed to have the greatest potential. Due to the continued high level of capital investment on the Central Shaft and Blanket’s limited funding capacity, exploration work at GG and Mascot was suspended in 2016 and resources were re-deployed at Blanket.

6. INVESTING

An analysis of investment in the Quarter and the years 2017 and 2018 is set out below.

($’000’s)	2017 Year	2018 Year	2019 Q1
Total Investment	20,949	19,915	5,209
Blanket	20,939	19,900	5,045
Other	10	15	164

Investment at Blanket is in terms of the investment plan that was announced in October 2014 and which is discussed in section 4.7 of this MD&A. Investment that takes place other than at Blanket largely comprises capital items that are purchased by Caledonia in South Africa which will be sold on to Blanket in due course. All further investment at Blanket is expected to be funded from Blanket’s internal cash flows and its Zimbabwean borrowing facilities.

7. FINANCING

Caledonia financed all its operations using funds on hand and those generated by its operations. No equity financing took place in the Quarter other than the issue of 146,751 new shares in settlement of certain LTIP awards to management. The Company currently has no plans to raise equity. Blanket has an unsecured $4 million overdraft facility in Zimbabwe which is repayable on demand. As at March 31, 2019 the facility was undrawn. In December 2018, Blanket drew down a RTGS$ 6 million 3-year facility which is re-payable by a single bullet payment in December 2021.

8. LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia’s capital resources as at March 31, 2019 and at the end of each of the preceding 5 quarters is set out below.

Liquidity and Capital Resources ($’000’s)
As at	Dec 31 2017	Mar 31 2018	June 30 2018	Sept 30 2018	Dec 31 2018	Mar 31 2019
Overdraft	311	1,604	2,749	3,931	-	-
Term facility	1,486	1,117	746	374	5,960	1,987
Cash and cash equivalents in the statement of cashflows (net of overdraft)	12,756	13,380	5,308	5,896	11,187	9,742
Working capital	12,311	12,593	11,119	10,151	15,970	14,498

Movements in Caledonia’s net cash, the overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in section 3 of this MD&A. The overdraft facility is held by Blanket with a Zimbabwean bank and is unsecured and repayable on demand. The term facility is held by Blanket with a Zimbabwean bank, is secured and has a three-year term at draw-down in December 2018 with a single bullet repayment in December 2021. The term facility is repayable in RTGS$ and accordingly has been revalued from approximately $6 million to approximately $2 million following the introduction of inter-bank trading between RTGS$ and foreign currencies as discussed in section 4.9 of this MD&A. The Company’s liquid assets as at March 31, 2019 exceed its planned and foreseeable commitments as set out in section 9 of this MD&A.

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9. OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off-balance sheet arrangements apart from the facilitation loans of $30.99 million which are not reflected as loans receivable for IFRS purposes (refer to note 5 of the Unaudited Condensed Consolidated Interim Financial Statements). The Company had the following contractual obligations at March 31, 2019:

Payments due by Period ($’000’s)
Falling due	Within 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Trade and other payables	9,700	-	-	-	9,700
Term loan	-	1,987	-	-	1,987
Provisions	239	137	670	2,268	3,314
Capital expenditure commitments	4,423	-	-	-	4,423

The capital expenditure commitments relate primarily to the new oxygen plant and materials and equipment which have been ordered by Caledonia in South Africa to equip the Central Shaft once the shaft sinking phase has been completed. In addition to the committed purchase obligations set out above, Blanket currently intends to invest approximately $15 million between March 2019 and December 2019 which is not yet committed and a further $26 million in the years 2020 and 2021, which is also uncommitted. The committed and uncommitted investment will be used to maintain Blanket’s existing operations and implement the Central Shaft which is discussed in section 4.7 of this MD&A. Committed and uncommitted purchase obligations are expected to be met from the cash generated from Blanket’s existing operations and Blanket’s existing borrowing facility. Caledonia has no obligations in respect of capital or operating leases. As of March 31, 2019, Caledonia had potential liabilities for rehabilitation work on Blanket – if and when it is permanently closed – at an estimated discounted cost of $3.9 million.

10. NON-IFRS MEASURES

Throughout this document, we have provided measures prepared in accordance with IFRS in addition to some non-IFRS performance measures for investors who use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined below the non-IFRS measures we have used in this document and provide a reconciliation of such non-IFRS measures to the IFRS measures we report.

10.1 Cost per ounce

Non-IFRS performance measures such as “on-mine cost per ounce”, “all-in sustaining cost per ounce” and “all-in cost per ounce” are used in this document. Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life-cycle of a mine. These measures are calculated on the basis set out by the World Gold Council in a Guidance Note published on June 23, 2013 and accordingly differ from the previous basis of calculation. The table below reconciles “on-mine cost per ounce”, “all-in sustaining cost per ounce” and “all-in cost per ounce” to the production costs shown in the financial statements which have been prepared under IFRS.

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Reconciliation of IFRS Production Cost to Non-IFRS Cost per ounce
($’000’s unless otherwise indicated)	3 Months to March 31
	2018	2019
Production cost (IFRS)	10,010	9,769
Cash-settled share-based payment expense	-	(68)
Less exploration and site restoration costs	(269)	(220)
Other cost and intercompany adjustments	(287)	352
On-mine production cost	9,454	9,833
Gold sales (oz)	13,754	12,390
On-mine cost per ounce ($/oz)	687	794

Royalty	904	819
ECI and gold support price	(1,364)	(1,189)
Exploration, remediation and permitting cost	71	305
Sustaining capital development	738	99
Administrative expenses	1,542	1,396
Silver by-product credit	(16)	(13)
Share-based payment expense	114	429
All-in sustaining cost	11,443	11,679
Gold sales (oz)	13,754	12,390
All-in sustaining cost per ounce ($/oz)	832	943

Permitting and exploration expenses	39	3
Non-sustaining capital expenses	4,448	5,110
Total all-in cost	15,930	16,792
Gold sales (oz)	13,754	12,390
All-in cost per ounce ($/oz)	1,158	1,355

10.2 Average realised gold price per ounce

“Average realised gold price per ounce” is a non-IFRS measure which, in conjunction with the cost per ounce measures described above, allows stakeholders to assess our performance. The table below reconciles “Average realised gold price per ounce” to the Revenue shown in the financial statements which have been prepared under IFRS. The average realised gold price is after deduction of an “early settlement discount” by Fidelity of 1.25% of the gross sale proceeds.

Reconciliation of Average Realised Gold Price per Ounce ($’000’s unless otherwise indicated)
	3 Months to March 31
	2018	2019
Revenue (IFRS)	18,059	15,920
Revenues from sales of silver	(16)	(13)
Revenues from sales of gold	18,043	15,907
Gold ounces sold (oz)	13,754	12,390
Average realised gold price per ounce (US$/oz)	1,312	1,284

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10.3 Adjusted earnings per share

“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors in understanding the Company’s underlying performance. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to owners of the Company shown in the financial statements which have been prepared under IFRS.

Reconciliation of Adjusted Earnings per Share (“Adjusted EPS”) to IFRS Profit Attributable to Owners of the Company ($’000’s unless otherwise indicated)
	3 Months to 31 March
	2018	2019
Profit attributable to owners of the Company (IFRS)	3,154	9,318
Add back/(deduct) amounts attributable to owners of the company in respect of:
Blanket Mine Employee Trust Adjustment	40	-
Foreign exchange	(71)	(3,280)
Deferred tax	1,190	827
Equity-settled share-based payments	14	-
Non-cash profits on the sale of subsidiary	-	(4,409)
Adjusted profit	4,327	2,456
Weighted average shares in issue (m)	10,603	10,666
Adjusted EPS (cents)	40.8	23.0

11. RELATED PARTY TRANSACTIONS

There were no related party transactions in the Quarter.

12. CRITICAL ACCOUNTING ESTIMATES

Caledonia's accounting policies are set out in the Audited Consolidated Financial Statements which have been publicly filed on SEDAR at www.sedar.com. In preparing the Unaudited Condensed Consolidated Interim Financial Statements, management is required to make estimates and assumptions that affect the amounts represented in the Unaudited Condensed Consolidated Interim Financial Statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. Discussion of recently issued accounting pronouncements is set out in note 4 of the Audited Consolidated Financial Statements.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the Unaudited Condensed Consolidated Interim Financial Statements is included in the following notes:

i) Indigenisation transaction

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Unaudited Condensed Consolidated Interim Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket and accounted for the transaction as follows:

•	Non-controlling interests (“NCI”) are recognised on the portion of shareholding upon which dividends declared by Blanket accrue unconditionally to equity holders as follows:

(a)	20% of the 16% shareholding of NIEEF;

(b)	20% of the 15% shareholding of Fremiro; and

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(c)	100% of the 10% shareholding of GCSOT.

•	This effectively means that NCI is recognised at Blanket at 16.2% of its net assets.

•	The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket exceeds the balance on the facilitation loans including interest. At March 31, 2019 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

The transaction with Blanket Employee Trust Services (Private) Limited (“BETS”) is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on BETS’ facilitation loan they will accrue to the employees at the date of such declaration.

The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket and no NCI is recognised.

ii) Site restoration provisions

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2015. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

iii) Exploration and evaluation (“E&E”) expenditure

The Group makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amounts of exploration and evaluation assets depends upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

iv) Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. A major assumption is that ZIMRA will require a tax computation to be performed using accounts denominated in RTGS$. This results in a substantially different tax liability than if the computation is performed using accounts denominated in US Dollars, which is Blanket’s functional currency for the purposes of IFRS. Caledonia records its best estimate of the tax liability including any related interest and penalties in the current tax provision. In addition, Caledonia applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized.

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v) Share-based payment transactions

The fair value of the amount payable to employees (including any taxation thereon) in respect of share-based awards, which may be settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any changes in the fair value of the liability are recognised as a personnel expense in profit or loss. Additional information about significant judgements and estimates and the assumptions used to estimate fair value for cash-settled share-based payment transactions are disclosed in note 10 to the Unaudited Condensed Consolidated Interim Financial Statements.

vi) Impairment

At each reporting date, Caledonia determines if impairment indicators exist and, if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

vii) Depreciation

Depreciation on mine development, infrastructure and other assets in the production phase is computed on the units-of-production method over the life-of-mine based on the estimated quantities of reserves (proven and probable) and resources (measured, indicated and inferred), which are planned to be extracted in the future from known mineral deposits. Where items have a shorter useful life than the life-of-mine, the mine development, infrastructure and other assets are depreciated over their useful life. Confidence in the existence, commercial viability and economical recovery of reserves and resources included in the life-of-mine may be based on historical experience and available geological information. This is in addition to the drilling results obtained by the Group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a sufficient degree of accuracy. In instances where management is able to demonstrate the economic recovery of resources with a high level of confidence, such additional resources are included in the calculation of depreciation.

viii) Mineral reserves and resources

Mineral reserves and resources are estimates of the amount of product that can be economically and legally extracted. In order to calculate the reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity prices and exchange rates. Estimating the quantity and grade of mineral reserves and resources requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological assumptions and calculations to interpret the data. Estimates of mineral reserves and resources may change due to the change in economic assumptions used to estimate mineral reserves and resources and due to additional geological data becoming available in the course of operations.

The Group estimates its reserves (proven and probable) and resources (measured, indicated and inferred) based on information compiled by a qualified person in terms of the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) relating to geological and technical data of the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires geological and engineering assumptions to interpret the data. These assumptions include:

•	correlation between drill-holes intersections where multiple reefs are intersected;

•	continuity of mineralisation between drill-hole intersections within recognised reefs; and

•	appropriateness of the planned mining methods.

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The Group estimates and reports reserves and resources in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards for Mineral Resources and Mineral Reserves. Complying with the CIM code, NI 43-101 requires the use of reasonable assumptions to calculate the recoverable resources. These assumptions include:

•	the gold price based on current market price and the Group’s assessment of future prices;

•	estimated future on-mine costs, sustaining and non-sustaining capital expenditures;

•	cut-off grade;

•	dimensions and extent, determined both from drilling and mine development, of ore bodies; and

•	planned future production from measured, indicated and inferred resources.

Changes in reported reserves and resources may affect the Group’s financial results and position in a number of ways, including the following:

•	asset carrying values may be affected due to changes in the estimated cash flows;

•	depreciation and amortisation charges to profit or loss may change as these are calculated on the unit-of-production method or where useful lives of an asset change; and

•	decommissioning, site restoration and environmental provisions may change in ore reserves and resources which may affect expectations about the timing or cost of these activities.

13. FINANCIAL INSTRUMENTS

i) Commodity risk

Subject to the recent introduction of the gold price support mechanism which is discussed in section 4.9 of this MD&A, Caledonia is exposed to fluctuations in the price of gold because Blanket produces and sells gold doré and receives the prevailing spot price for the gold contained therein. In January 2019 Caledonia entered into gold price hedging contracts for the 5 months from February 2019 until June 2019 for 22,500 ounces of production through the purchase of put options with a strike price of $1,250 per ounce. The hedge will ensure that Caledonia receives a minimum price of $1,250 per ounce of gold for the duration of the contracts whilst maintaining full upside participation. Caledonia will re-assess the requirement for any hedging in the context of, inter alia, the prevailing gold price, Blanket’s production rate and cash generation capacity and Blanket’s capital expenditure programme.

ii) Credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The trade receivable relates to gold bullion sold before the end of the Quarter and VAT receivables. The amount due in respect of bullion sales was settled in April 2019; the VAT receivable is within the agreed terms of such refunds. The deferred consideration is in respect of the sale of Eersteling and is secured against the shares sold.

iii) Impairment losses

None of the trade and other receivables is past due at the period-end date.

iv) Liquidity risk

All trade payables and the bank overdraft have maturity dates that are expected to mature in under 6 months. A three-year facility was drawn down in December 2018 and is repayable in a single payment in December 2021.

v) Currency risk

A proportion of Caledonia’s assets, financial instruments and transactions are denominated in currencies other than the United States Dollar. The financial results and financial position of Caledonia are reported in United States Dollars in the Unaudited Condensed Consolidated Interim Financial Statements.

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The fluctuation of the United States Dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.

Caledonia does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, Caledonia maintains cash and cash equivalents in the currencies used by Caledonia to meet short-term liquidity requirements.

On 20 February 2019, the RBZ issued a monetary policy statement as discussed in section 4.9. This policy may result in Blanket’s assets, liabilities and transactions that are denominated in RTGS Dollars being subject to further fluctuations in the exchange rate between RTGS$ and FCA Dollars.

vi) Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has limited debt financing. Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

14. DIVIDEND POLICY

Caledonia’s current dividend policy is a dividend of 6.875 cents payable at the end of January, April, July and October. As discussed in section 4.9, monetary conditions in Zimbabwe have worsened since mid-October and there is an increased risk that Caledonia will not be able to effect payments from Zimbabwe which are sufficient to fund further dividend payments.

15. MANAGEMENT AND BOARD

There were no changes to management or the board in the period under review.

16. SECURITIES OUTSTANDING

As at May 14, 2019 Caledonia had 10,749,904 common shares issued. 146,751 new shares were issued in the Quarter in settlement of certain LTIP awards to management. As at May 14, 2019 outstanding options to purchase Common Shares (“Options”) are as follows:

Number of	Exercise Price	Expiry Date
Options	Canadian $
5,000	4.00	Oct 8, 2020
18,000	11.50	Oct 13, 2021
5,000	8.10	May 30, 2022
10,000	9.30[6]	Aug 25, 2024
38,000

The Plan allows that the number of shares reserved for issuance to participants under the Plan, together with shares reserved for issue under any other share compensation arrangements of the Company, shall not exceed the number which represents 10% of the issued and outstanding shares from time to time. Accordingly, Caledonia could grant Options on a further 1,036,990 shares as at May 14, 2019 on the assumption that all the LTIPs are settled in cash, at the option of the LTIP holder.

__________________

6 The exercise price of CAD$9.30 per share for these options was converted into a USD amount of $7.35 at the prevailing USD/CAD exchange rate.

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17. RISK ANALYSIS

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities. Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development. Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.

•	Liquidity risk: The Company needs to generate capital to be able to continue to invest in properties and projects without raising further third-party financing in addition to the existing debt facilities at Blanket. Caledonia currently has sufficient cash resources and debt facilities and continues to generate sufficient cash to cover all of its anticipated investment needs.

•	Availability of foreign currency: The Company needs access to foreign currency in Zimbabwe so that it can pay for imported goods and equipment and remit funds to Group companies outside Zimbabwe. A discussed in section 4.9, there has been a deterioration in the availability of foreign currency and changes in the banking environment relating to payments from Zimbabwe. No assurance can be given that sufficient foreign currency will continue to be available.

•	Exploration risk: The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects. Blanket has embarked on development and exploration programmes as set out in sections 4.7 and 5. No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.

•	Development risk: The Company is engaged in the implementation of the Central Shaft project as set out in section 4.7 of this MD&A. Construction and development of projects are subject to numerous risks including: obtaining equipment, permits and services; changes in regulations; currency rate changes; labour shortages; fluctuations in metal prices and the loss of community support. There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.

•	Production estimates: Estimates for future production are based on mining plans and are subject to change. Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved. Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.

•	Mineral rights: The Company’s existing mining claims, licences and permits are in good standing. The Company has to pay fees etc. to maintain its claims and licences.

•	Metal prices: The Company’s operations and exploration and development projects are heavily influenced by the price of gold, which is particularly subject to fluctuation, subject to the mitigating effect of the price stabilisation mechanism, which is discussed in section 4.9 of this MD&A. Caledonia entered into a 5-month hedge over 100% of Blanket’s projected gold production for 5 months from February 2019 to limit the effect of adverse gold price movements. Management regularly reviews future cash flow forecasts in the context of the prevailing gold price and likely downside scenarios for future gold prices.

•	Increasing input costs: Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes. Blanket’s planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.

•	Illegal mining: There has been an increase in illegal mining activities on properties controlled by Blanket. This gives rise to increased security costs and an increased risk of theft and damage to equipment. Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases.

•	Electricity supply: Zimbabwe produces and imports less electricity than it requires and has insufficient funds to adequately maintain or upgrade its distribution infrastructure. This has historically resulted in frequent interruptions to the power supply at Blanket Mine. Blanket has addressed the issue of interrupted power supply by installing stand-by generators and by entering into an un-interrupted power supply arrangement with the state-owned electricity company in return for paying a premium tariff. The un-interrupted power supply arrangement and the stand-by generators do not cover the GG and Mascot exploration properties. More recently, production at Blanket has been adversely affected by the instability of the incoming electricity supply.

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•	Succession planning: The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted. The Caledonia and Blanket management teams have recently been augmented so that, if required, it could provide appropriate support to Blanket if this was required.

•	Country risk: The commercial environment in which the Company operates is unpredictable. Potential risks may arise from: unforeseen changes in the legal and regulatory framework which means that laws may change, may not be enforced, or judgements may not be upheld; restrictions on the movement of currency and the availability of foreign currency to make payments from Zimbabwe; risks relating to inflationary pressures as mentioned in section 4.9; risks relating to possible corruption, bribery, civil disorder, expropriation or nationalisation; risks relating to restrictions on access to assets and the risk that the Government of Zimbabwe is unable to pay its liabilities to Blanket. Management believes that it has minimised such risks by complying fully with all relevant legislation, by obtaining all relevant regulatory permissions and approvals and by regular and proactive engagement with the relevant authorities.

•	Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities. Accordingly, all of Blanket’s production has been sold to Fidelity. Blanket has received all payments due from Fidelity in full and on time. However, the requirement to sell to Fidelity increases Blanket’s credit risk because Fidelity failed to pay Blanket in the period of hyper-inflation which existed prior to the adoption of the multi-currency system by Zimbabwe in early 2009.

18. FORWARD LOOKING STATEMENTS

Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this MD&A include: implementation schedules for, and other uncertainties inherent in, the Central Shaft project; production guidance; estimates of future/targeted production rates; planned mill capacity increases; estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates; timing of commencement of operations; plans and timing regarding further exploration, drilling and development; the prospective nature of exploration and development targets; the ability to upgrade and convert mineral resources to mineral reserves; capital and operating costs; our intentions with respect to financial position and third party financing; and future dividend payments. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

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Security holders, potential security holders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold to Fidelity, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, fire, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business, inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations, relationships with and claims by local communities and indigenous populations, political risk, availability and increasing costs associated with mining inputs and labour, the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs, global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia reviews forward-looking information for the purposes of preparing each MD&A; however, Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

19. CONTROLS

The Company has established and maintains disclosure controls and procedures (“DC&P”) designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual filings are being prepared, and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by such securities legislation.

The Company’s management, along with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s DC&P as of March 31, 2019. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as at March 31, 2019, the Company’s DC&P were effective.

The Company also maintains a system of internal controls over financial reporting (“ICFR”) designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; however, due to inherent limitations, ICFR may not prevent or detect all misstatements and fraud. The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The Audit Committee, which is composed of independent directors, meets periodically with management and auditors to review financial reporting and control matters and reviews the financial statements and recommends them for approval to the board of directors.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR and evaluating the effectiveness of the Company’s ICFR as at each fiscal year end. Management has used the 2013 Internal Control–Integrated Framework from the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”) to evaluate the effectiveness of the Company’s ICFR as at March 31, 2019. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that as at March 31, 2019, the Company’s ICFR was effective.

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There have been no changes in the Company’s ICFR during the period ended March 31, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

20. QUALIFIED PERSON

Paul Matthews (BSc (Hons) Geology) is the Company’s qualified person as defined by Canada’s National Instrument 43-101. Mr. Matthews is responsible for the technical information provided in this MD&A except where otherwise stated. Mr. Matthews has reviewed the scientific and technical information included in this document and has approved the disclosure of this information for the purposes of this MD&A.

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